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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549


                                    FORM 8-B


             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                    FILED PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                OGE ENERGY CORP.

--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Oklahoma                                      73-1481638
------------------------------------------       ------------------------------

  (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                      Identification No.)

         101 North Robinson
         P.O. Box 321
         Oklahoma City, Oklahoma                              73101
-------------------------------------------      ------------------------------
(Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered
-------------------------------------------      ------------------------------

                                                 New York Stock Exchange, Inc.
Common Stock, par value $.01 per share           Pacific Stock Exchange
-------------------------------------------      ------------------------------

Rights to Purchase Series A Preferred Stock      New York Stock Exchange, Inc.
-------------------------------------------      Pacific Stock Exchange
                                                 ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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Item 1.  General Information
-------  -------------------

     (a) OGE Energy Corp. ("OGE Energy" or the "Registrant") was incorporated pursuant to the laws of the State of Oklahoma on August 4, 1995.

     (b) Registrant's fiscal year ends on December 31.

Item 2.  Transaction of Succession
-------  -------------------------

     (a) The predecessor to the Registrant is Oklahoma Gas and Electric Company, an Oklahoma corporation ("OG&E"). OG&E will have securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 at the time of OGE Energy's succession.

     (b) The Registrant and OG&E have entered into an Agreement and Plan of Share Acquisition (the "Plan of Share Acquisition"), pursuant to which OG&E will become a wholly-owned subsidiary of the Registrant (the "Share Acquisition"). It is expected that the Share Acquisition will occur on December 31, 1996 following approval of the Share Acquisition by the shareowners of OG&E and the filing of the Articles of Share Acquisition with the Secretary of State of Oklahoma.

     In the Share Acquisition, each outstanding share of Common Stock, par value $2.50 per share, of OG&E (including the Rights to Purchase Series A Cumulative Preferred Stock of OG&E that trade therewith) will be exchanged for one share of the Common Stock, par value $.01 per share, of the Registrant (including the Rights to Purchase Series A Preferred Stock of the Registrant that trade therewith). In addition, at the Effective Time (as defined in the Proxy Statement/Prospectus), all references to Common Stock of OG&E in any plan providing for the issuance of OG&E Common Stock will be changed to refer to common stock of the Registrant. For further information concerning the Share Acquisition, reference is made to the Proxy Statement/Prospectus of OG&E and the Registrant dated September 26, 1995 (the "Proxy Statement/Prospectus") included in Amendment No. 1 to Registration Statement No. 33-61699 on Form S-4 which is incorporated herein by reference and filed as Exhibit 2 hereto.

Item 3.  Securities to be Registered
-------  ---------------------------

     The securities to be registered under the Act are the Common Stock, par value $.01 per share, of the Registrant and the associated Rights to Purchase Series A Preferred Stock (the "Rights") of the Registrant. The number of shares of Common Stock of the Registrant presently authorized and outstanding is 10. At the Effective Time, 125,000,000 shares of Common Stock and 125,000,000 Rights of the Registrant will be authorized and at least 40,362,721 shares of Common Stock and 40,362,721 Rights will be issued.

Item 4.  Description of Registrant's Securities to be Registered
-------  -------------------------------------------------------

     Reference is made to the information provided under the captions "Comparative Shareowners' Rights" and "Description of OGE Energy Common Stock" in the Proxy Statement/Prospectus, and "Summary of Shareowner's Rights Agreement of OGE Energy"

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included as Appendix D in the Proxy  Statement/Prospectus,  which is incorporated herein by reference.

Item 5.  Financial Statements and Exhibits
-------  ---------------------------------

     (a) Financial Statements - As provided in Instruction (a) of
Instructions as to Financial Statements for Form 8-B, no financial statements are being filed with this Registration Statement since the capital structure and balance sheet of the Registrant immediately after the succession will be substantially the same as those of the predecessor, OG&E.

     (b) Exhibits

          1. The Agreement and Plan of Share Acquisition between OGE Energy Corp. and Oklahoma Gas and Electric Company is attached as Appendix A to the Proxy Statement/Prospectus that is filed herewith as Exhibit 2.

          2. Proxy Statement/Prospectus, dated September 26, 1995, which constitutes the Proxy Statement of OG&E and the Prospectus to the Registrant's Registration Statement No. 33-61699 on Form S-4, incorporated by reference to Registration Statement No. 33-61699.

          3.   (a)  Registrant's  Certificate  of  Incorporation,   incorporated
               herein by reference to Exhibit 4.01 to Post-Effective Amendment No. 1-A to Registration Statement No. 33-61699.

          (b) Registrant's Certificate of Incorporation at the time the Share Acquisition becomes effective, incorporated herein by reference to Exhibit 4.02 to Post-Effective Amendment No. 1-A to Registration Statement No. 33-61699.

          (c)  Registrant's By-Laws, incorporated herein by reference to Exhibit
               4.03  to   Post-Effective   Amendment  No.  1-A  to  Registration
               Statement No. 33-61699.


          (d) Rights Agreement, dated August 7, 1995, between OGE Energy Corp. and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent, which includes as Exhibit A the Certificate of Designation setting forth the terms of the Series A Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Series A Preferred Stock, incorporated herein by reference to Exhibit 4.01 to Registration Statement No. 33-61699.

          (e)  Subsidiaries.

                           ---------------------------

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  OGE ENERGY CORP.
                                           --------------------------------
                                                    (Registrant)



Date:    December 16, 1996              By:  /s/   A.M. Strecker
                                           --------------------------------
                                                   A.M. Strecker
                                             Vice President and Treasurer


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


                         EXHIBIT INDEX

EXHIBIT NO.               DESCRIPTION
-----------               -----------

3-E               Subsidiaries of the Registrant

